Exhibit 99.1

                            Explanation of Responses


(1) Mr. Amos directly owns 300 Class A membership units of PP Holding, LLC, a Delaware limited liability company ("PPH"), representing approximately .21% of the outstanding membership interests of PPH. PPH directly owns 20,884,264 shares of the Issuer's common stock. Because Mr. Amos is not a controlling member of PPH and because Mr. Amos does not have or share investment control over the shares of the Issuer's common stock owned by PPH, Mr. Amos has no pecuniary interest in such shares of the Issuer's common stock within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934.

(2) One-seventh of the options are subject to vesting upon the achievement of applicable annual Adjusted EBITDA targets for each of the 2007, 2008 and 2009 fiscal years, and the remaining four-sevenths of the options are subject to vesting on the achievement of applicable cumulative Adjusted EBITDA targets for the 2009 fiscal year. Options are also subject to accelerated vesting upon a change in control pursuant to which certain of the Issuer's shareholders receive an annualized net rate of return on their investments starting at 20%, with all such options vesting upon receipt of an annualized net rate of return equal to or in excess of 25%.